SMÁRI™

INVESTOR PRESENTATION

APRIL 2020



A note from our founder.

Thanks so much for taking the time to look at our business and what we are doing to conquer the energy drink aisle.

I'm incredibly excited about what we will accomplish.

Smári

MISSION



- We restore bravery with functional energy drinks disguised as delicious coffee.
- We are here to conquer the functional coffee category, as vikings do.





SMÁRI
kaffi
ICELANDIC
PROTEIN
COFFEE
KETO LATTE
SMÁRI
kaffi
ICELANDIC
PROTEIN
COFFEE
NEW ORLEANS
SMÁRI
kaffi
ICELANDIC
PROTEIN
COFFEE
ICED MOCHA

THE PROBLEM

 We all need more energy.

 Energy drinks do not taste good. Period.

 Energy drinks are not good for your health. Period.

 People either avoid energy drinks due to bad taste, or they should avoid them due to bad ingredients.



THE SOLUTION



- Kaffi is energy that not only tastes great, but is also great for you.
- Flavor is king, and that's where Kaffi truly shines.



BEVNET

"Kaffi Icelandic Protein Coffee is a new ready-to-drink dairy-based line that is being launched by the company behind Smári Icelandic Yogurt. Announced in January 2019, the line features three flavors, including Iced Mocha, New Orleans, and Keto Latte.

The basic premise behind these products is to bottle up the benefits of Icelandic skyr (Smári's core yogurt product) but deliver it with less tartness to appeal to a broader audience. To that end, the brand has certainly succeeeded. The products taste rich but smooth."

"Review: Kaffi Icelandic Protein Coffee", BevNET, 28 Mar. 2019



bevnet
kaffi
kaffi
kaffi
70 likes
bevnet Kaffi Icelandic Protein Coffee is a new dairy-based line by @smariorganics. The products taste rich but smooth, and have a dairy-first flavor profile. From there, the coffee hits your palate, but it is somewhat of a secondary flavor in comparison to a straight coffee drink. The packaging is a very attractive looking bottle that manages to have some edge to it while still feeling polished and quite approachable. Read the full review at bevnet.com/reviews/kaffi

KAFFI TICKS ALL THE BOXES













SMÁRI
kaffi
ICELANDIC PROTEIN COFFEE
KETO LATTE
ENERGIZE
ORIGINAL COLD BREW
BULLETPROOF COFFEE
+COLLAGEN PROTEIN
PICNIK
Butter Coffee
CAPPUCCINO
10g
ESPRESSO
STōK
PROTEIN
COLD BREW COFFEE
LOW & SLOW
SMOOTH TASTE
Bolthouse FARMS
Blended Coffee
Protein PLUS
30g
1850
FOLGER
SWEET CREAM
ICED COFFEE

	KAFFI	Bulletproof	Picnik	Stok	Bolthouse	1850
PRICE	**$4.99**	$4.99	$4.99	$5.19 (48oz)	$2.79	$2.28
CALORIES	**110**	150	170	120	190	170
PROTEIN	**10g**	11g/8oz	8g/8oz	11g/8oz	16g/8oz	9g/8oz
SUGAR	**1g**	(5g of sugar alcohol)	1g/8oz	13g/8oz	**24g/8oz**	**26g/8oz**
CAFFEINE	**150mg**	150mg/8oz	130mg/8oz	80mg/8oz	not stated	not stated

TARGET CUSTOMER

 We call our target customers Joe and Lizzie.

 Joe is 22. He lives a fast-paced life, but not necessarily a healthy one. He drinks Kaffi for the immediate boost of caffeine, plus the protein helps him skip a meal or two.

 Lizzie is 33. She also has a fast-paced, active lifestyle, but focuses on her health much more than Joe. She drinks Kaffi pre-workout or after yoga class. She appreciates the healthy attributes of Kaffi, which are rare in an energy drink.

 

MARKET OPPORTUNITY

 Coffee is **$14.4B** market in US. RTD is the fastest growing segment of coffee.

 **72%** of Americans drink coffee. Of those **43%** drink coffee daily.

 Millenials drink **2x** as much coffee as Gen X. More than half Millenials drink cold coffee.



REFRIGERATED RTD COFFEE SALES

18.56% CAGR 2016-2019

GROWTH DRIVERS







*These are forward-looking figures that cannot be guaranteed.

SUCCESSES TO DATE

 Launched 2019.

 Sprouts Innovation Program in December 2019

 Kroger Innovation Program in January 2020.



Store locations, end of 2019

USE OF FUNDS

 We are raising a convertible note of $1.07M, followed by a $3-$4M priced round at the end of 2020 or beginning of 2021.

 Funds are for:

 Building brand awareness.

 Shopper activation.

 Building out the team.

 Working capital.







FINANCIALS

YEARLY SUMMARY

	2019	2020	2021	2022	2023
Gross Revenue	358,914	819,095	4,122,056	10,933,334	21,866,669
Less: Trade Spend	(55,369)	(198,752)	(905,451)	(2,424,005)	(3,936,000)
Net Revenue	303,545	620,343	3,216,604	8,509,329	17,930,668
COGS	333,268	462,509	2,057,732	4,519,103	7,653,334
Gross Profit	(29,722)	157,834	1,158,873	3,990,226	10,277,334
Gross Margin	-10%	25%	36%	47%	57%
Expenses:					
G&A	249,531	338,670	368,217	447,206	717,227
Payroll	440,962	521,254	693,486	824,056	1,793,067
Sales & Marketing	297,727	758,841	1,387,722	3,344,959	5,020,587
Total Operating Expenses	988,220	1,618,765	2,449,425	4,616,221	7,530,881
Net Profit / Loss	(1,017,942)	(1,460,930)	(1,290,553)	(625,995)	2,746,454
Cash	275,604	(1,121,202)	(2,594,528)	(2,417,425)	329,029
Trade Spend of GM	-15%	-24%	-22%	-22%	-18%
Product Margins	7%	44%	50%	59%	65%
Revenue Growth %		128%	403%	165%	100%
Number of Stores	398	755	2669	4366	7789
Average Turns	1.3	2.85	4.18	6.12	7.54

*These are forward-looking figures that cannot be guaranteed.

5 REASONS TO INVEST IN SMÁRI, INC.



- Delicious, innovative product that's good for you.

- Emerging, incredibly fast growing category, that grew 26.4% YOY.

- Seasoned, passionate entrepreneur.

- Early traction and interest by key retailers.

- Segment is known for great multiplies and large acquisitions at exit.



Smári, Inc.
1150 N McDowell Blvd, Ste. 750548
Petaluma, CA 94954
707.736.6793

Smári Ásmundsson, CEO
smari@smariorganics.com

Ken Burke, Advisor & Board Member
ken@kenburke.com

Elliot Begoun, Advisor
elliot@tigbrands.com

smarikaffi.com

instagram.com/smarifoods

THANK YOU!

OUR LAWYERS MAKE US DO THIS...

Not an Offer to Purchase or Sell Securities. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any security and may not be relied upon in connection with the purchase or sale of any security.

Projections. Any projections contained in this presentation are based on a number of estimates and assumptions by the Company, including among others, estimates of and assumptions relating to costs, timing regarding production or distribution, size of the markets, inventory carrying costs, and related reserves/ costs. These estimates and assumptions are inherently uncertain and are subject to numerous business, industry, market, competitive, and financial risks which are outside of the Company's control. There can be no assurance that the assumptions made in connection with the projections will prove accurate, and actual results may differ materially. The inclusion of projections herein should not be regarded as an indication that the Company considers the projections to be a reliable prediction of future events and the projections should not be relied upon as such.

No Representation of Accuracy. Neither the Company nor any of its employees or representatives has made or makes any representation or warranty, express or implied, to any person regarding the projections or any other matter contained herein and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are later shown to be in error. For the sake of clarity, only those limited representations or warranties which are made in a final definitive written agreement regarding any transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect; for the sake of clarity, a term sheet, letter of intent, or other form of preliminary agreement is not a definitive written agreement. The Company has no and undertakes no obligation to update any data or projections contained herein. The Company does not own any protected intellectual property or a registered brand.

Reliance on Own Investigation. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. Any securities have not been qualified, authorized, or in any way approved or passed on by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

Consult Professional Advisors. Prospective investors should not construe the contents of this document as legal, tax, or financial advice. Each prospective investor should consult his/her/its own professional advisors as to the legal, tax, financial, or other matters relevant to the suitability of an investment in securities for such investor.